UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 001-15749

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Alliance Data Systems 401(k) and Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Alliance Data Systems Corporation 7500 Dallas Parkway, Suite 700 Plano, Texas 75024

Alliance Data Systems 401(k) and Retirement Savings Plan

Financial Statements and Supplemental Information
Years Ended December 31, 2011 and 2010

*       All other financial schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Alliance Data
Systems Corporation, Compensation Committee of
the Board of Directors and Plan Administrator
of the Alliance Data Systems 401(k) and
Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Alliance Data Systems 401(k) and Retirement Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2011 and nonexempt transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2011 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ary Roepcke Mulchaey, P.C

Columbus, Ohio
June 28, 2012

Alliance Data Systems 401(k) and Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

	2011	2010
Assets:

Investments at fair value	$283,102,178	$257,994,403
Cash	1,320,150	1,036,652

Receivable for contributions:
Employer	8,858,989	3,110,357
Participants	-	363,392
Total contributions receivable	8,858,989	3,473,749

Notes receivable from participants, net of allowance for defaulted loans	5,786,313	4,551,857
Due from brokers	175,707	112,801
Accrued fees	123,342	55,928
Total assets	299,366,679	267,225,390

Liabilities:

Administrative fees payable	133,286	45,254
Due to broker	1,311,236	1,020,278
Total liabilities	1,444,522	1,065,532

Net assets reflecting investments at fair value	297,922,157	266,159,858

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(319,040)	(1,024,988)

Net assets available for benefits	$297,603,117	$265,134,870

The accompanying notes are an integral part of these financial statements.

Alliance Data Systems 401(k) and Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2011 and 2010

	2011	2010
Additions:
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments	$(5,367,634)	$21,414,553
Mutual funds' earnings	3,336,100	4,359,808
Dividends	79,765	54,298
Fee income	524,236	637,909
Total investment (loss) income	(1,427,533)	26,466,568

Interest on notes receivable from participants	289,164	283,249

Contributions:
Employer	19,743,560	11,484,097
Participants	22,876,185	18,328,152
Rollovers	12,881,077	2,804,760
Other	3,301	-
Total contributions	55,504,123	32,617,009

Total additions	54,365,754	59,366,826

Deductions:
Distributions to participants	21,261,306	22,890,579
Administrative expenses	636,201	621,773
Total deductions	21,897,507	23,512,352

Net increase prior to transfers	32,468,247	35,854,474

Net transfers into plan	-	1,065,339

Net increase	32,468,247	36,919,813

Net assets available for benefits:
Beginning of year	265,134,870	228,215,057

End of year	$297,603,117	$265,134,870

The accompanying notes are an integral part of these financial statements.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

1.  Description of the plan

General

The Alliance Data Systems 401(k) and Retirement Savings Plan (the "Plan") is a defined contribution plan covering certain employees of ADS Alliance Data Systems, Inc. (“ADSI”) and its affiliates (the "Employer"). Employees of the Employer that are 21 years of age or more are generally eligible to participate immediately. Seasonal, temporary, and on-call employees who perform more than 1,000 hours of service within one year are also eligible.

The Plan was amended during the year to, among other things, 1) allow the participants of Aspen Marketing Holdings, Inc. (“Aspen”) and Acquired Subsidiaries of Equifax, Inc. (“Equifax”) to participate in the plan, and 2) include prior years of service for the Aspen and Equifax participants for the purposes of determining eligibility and vesting.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) as amended.

Contributions

Employer’s Contributions

The Employer may authorize a discretionary profit sharing contribution (“Profit Sharing Contribution”) for eligible classes of employees, which will be a specified percentage of the participant’s compensation and may be integrated with Social Security to the extent permitted under the Internal Revenue Code (“Code”). To be eligible, a participant must not have separated from service as of the end of the Plan year unless due to death, total and permanent disability, or retirement on or after normal retirement age. The annual compensation of each participant taken into account under the Plan is limited to the maximum amount permitted under Section 401(a)(17) of the Code. The annual compensation limit for the Plan years ended December 31, 2011 and 2010 was $245,000.

The Profit Sharing Contribution for the years ended December 31, 2011 and 2010 $8,863,669 and $3,133,846, respectively. The employees of Epsilon Data Management, LLC were excluded from the Profit Sharing Contribution for the year ended December 31, 2010.

The Employer will provide a 100% matching contribution on the first 3% and 50% on the next 2% of a participant’s voluntary contributions based on a payroll period basis for participants who have completed either 180 days of uninterrupted service with the Employer or a year of eligibility service, which ever occurs first. As of the end of the Plan year, the Employer will provide a true up matching contribution based on the above percentages, voluntary contributions, and compensation for the Plan year.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

1.  Description of the plan (continued)

Participant’s Voluntary Contributions

A participant may elect to make a voluntary tax-deferred or after-tax contribution of 1% to 85% of his or her annual compensation up to the maximum permitted under Section 402(g) of the Code adjusted annually ($16,500 at December 31, 2011 and 2010). Sections 401(k)(3) and 401(m)(3) of the Code may limit the voluntary contribution.

A participant age 50 and over before the close of the Plan year may elect a catch-up voluntary tax-deferred or after-tax contribution up to $5,500 for the Plan years ended December 31, 2011 and 2010.

Investment options

The participants direct the investment of their own and the Employer’s contributions into various investment options offered by the Plan. The Plan currently offers eight mutual funds, one common collective trust, self directed brokerage accounts, and the Employer’s common stock (“Employer Securities”) as investment options.

Participant accounts

Each participant’s account is credited with the participant’s contributions and allocations of 1) the Employer’s contributions, 2) investment earnings, and 3) administrative expenses. Allocations are based on the participant’s earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

A participant is fully and immediately vested for voluntary, rollover, and Employer matching contributions provided after December 31, 2004, and is credited with a year of vesting service in the Employer’s other contributions for each Plan year that the participant is credited with at least 500 hours of service.

A summary of vesting percentages relating to Employer's matching contributions provided prior to December 31, 2004 follows:

Years of vested service	Percentage
Less than 1 year	0%
1 year	20
2 years	40
3 years	60
4 years	80
5 years	100

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

1.  Description of the plan (continued)

A summary of vesting percentages relating to the Employer’s Profit Sharing Contributions follows:

For all associates employed as of or subsequent to January 1, 2007:

Years of vested service	Percentage
Less than 3 years	0%
3 years	100

For all associates terminated prior to January 1, 2007:

Years of vested service	Percentage
Less than 5 years	0%
5 years	100

Payment of benefits

The full value of participants' accounts becomes payable upon retirement, disability, or death. Upon termination of employment for any other reason, participants' accounts, to the extent vested, become payable. Those participants with vested account balances greater than $1,000 have the option of leaving their accounts invested in the Plan until age 70 1/2. All benefits will be paid as a lump-sum distribution. Those participants holding shares of Employer Securities will have the option of receiving such amounts in whole shares of Employer Securities and cash for any fractional shares. Participants have the option of having their benefit paid directly to an eligible retirement plan or individual retirement account specified by the participant.

In service withdrawals

A participant may elect to withdraw an amount in cash from the participant’s after-tax account.

A participant, upon reaching age 59 1/2, may withdraw up to 100% of the participant’s vested account balance.

A participant may elect a hardship distribution due to an immediate and heavy financial need based on the terms of the Plan.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

1.  Description of the plan (continued)

Participant loans

Participants are permitted to borrow from their account the lesser of $50,000 or 50% of the vested balance of their account with repayment made from payroll deductions. All loans become due and payable in full upon a participant’s termination of employment with the Employer. The borrowing is a separate earmarked investment of the participant’s account. Interest on the borrowing is based on the prime interest rate as reported in the Wall Street Journal on the first business day of the calendar quarter in which the loan occurs plus one percent.

Amounts allocated to participants withdrawn from the Plan

There were $148,275 and $100,579 allocated, but not yet paid, to participants withdrawn from the Plan at December 31, 2011 and 2010, respectively.

Forfeitures

Forfeitures are used to reduce the Employer contributions. Forfeitures of $603,377 and $619,386 were used to reduce contributions for the years ended December 31, 2011 and 2010, respectively. There were no unused forfeitures at December 31, 2011 and 2010.

Expenses

Expenses of the Plan are deducted from participants’ accounts as follows: 1) participant fee from $6.50 to $6.92 each month, 2) a $50 loan origination fee that is withheld from a loan check and a $2 per month maintenance fee, 3) the lesser of $35 or 10% of their vested account for distributions, and 4) a fee of $100 per year if the participant uses the self directed brokerage option.

The investment funds pay certain administrative fees to the Plan’s trustee by crediting the Plan’s trust accounts, from which the Plan’s trustee subsequently withdraws such fee payments. Fees passed through the Plan’s trust accounts in this manner were $524,236 and $637,909 for the years ended December 31, 2011 and 2010, respectively, and are reported in the Plan’s financial statements as administrative expenses and as fee income.  There was unused fee income of $281,127 and $228,456 at December 31, 2011 and 2010, respectively.  These balances represent unallocated amounts.

Expenses and fees, excluding those paid directly, have been reported in the financial statements as administrative expenses. Brokerage fees, transfer taxes and other expenses incurred in connection with the investment of the Plan’s assets are added to the cost of investments purchased or deducted from the proceeds of investments sold.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

2.  Summary of accounting policies

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, including investment valuation and income recognition.

Estimates

The Plan prepares its financial statements in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits at the date of the financial statements and the changes in net assets available for Plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from these estimates.

Risks

The Plan provides for the various investment options as described in Note 1. Any investment is exposed to various risks, such as interest rate, market, and credit risks. These risks could result in a material effect on participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Net (depreciation) appreciation in fair value of investments

Net realized and unrealized (depreciation) appreciation is recorded in the accompanying statements of changes in net assets available for benefits as net (depreciation) appreciation in fair value of investments.

Benefit payments

Benefits are recorded when paid.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

2.  Summary of accounting policies (continued)

New accounting pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-06, Improving Disclosures about Fair Value Measurements, (“ASU 2010-06”).  ASU 2010-06 amended Accounting Standards Codification (“ASC”) 820 to clarify certain existing fair value disclosures and require a number of additional disclosures.  The requirement to present changes in Level 3 measurements on a gross basis is effective for reporting periods beginning after December 15, 2010.  Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (“ASU 2011-04”). ASU 2011-04 amended ASC 820, Fair Value Measurement, to converge the fair value measurement guidance in US generally accepted accounting principles (“GAAP”) and International Financial Reporting Standards (“IFRSs”). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. An allowance for defaulted loans of $106,685 and $105,571 has been recorded for December 31, 2011 and 2010, respectively, with the change recorded under distributions.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis using fair market value, except for those investments in investment contracts, which are transacted at contract value. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

2.  Summary of accounting policies (continued)

The Charles Schwab Stable Value Fund invests in fully benefit-responsive investment contracts. This fund is recorded at fair value (see Note 3); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

3.  Fair value measurements

ASC 820 establishes a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include
•	quoted prices for similar assets and liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability; or
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the techniques and inputs used for each major class of assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

3.  Fair value measurements (continued)

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Unit investment trusts: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the Net Asset Value (“NAV”) of shares held at the closing price reported in an active market on which the funds are traded.

Stable value common collective trust:  Valued at the respective NAV as reported by such trust, which are reported at fair value. The value of each unit is determined by subtracting total liabilities from the total value of the assets, including accrued income, and dividing the amount remaining by the number of units outstanding on the valuation date. The investment seeks to maintain principle value, protect against market price volatility, obtain consistent income return, and provide liquidity for benefit payments and withdrawals. The stable value invests primarily in investment contracts issued by insurance companies, banks and other financial institutions. The Plan does not have any contractual obligations to further invest in this fund. See Note 5 “Restrictions” below.

Government obligations: All U.S. government obligations were valued at the closing price reported on a less than active market.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.

Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

3.  Fair value measurements (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2011 and 2010:

	Assets at fair value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds
Large value	$48,827,558	$-	$-	$48,827,558
Intermediate term bond	45,125,189	-	-	45,125,189
Large growth	39,550,952	-	-	39,550,952
Foreign large blend	39,379,971	-	-	39,379,971
Large blend	18,009,172	-	-	18,009,172
Small value	16,712,204	-	-	16,712,204
Small growth	9,425,193	-	-	9,425,193
Other	1,878,618	-	-	1,878,618
Total mutual funds	218,908,857	-	-	218,908,857

Common stocks
Finance	15,050,648	-	-	15,050,648
Other	2,301,145	-	-	2,301,145
Total common stocks	17,351,793	-	-	17,351,793

Unit investment trusts	584,177	-	-	584,177
Government obligations	-	15,241	-	15,241
Stable value fund	-	46,234,110	-	46,234,110
Total	$236,844,827	$46,249,351	$-	$283,094,178	*

*       Excludes cash and certificates of deposit of $8,000 held under the self-directed brokerage accounts which are not subject to ASC 820.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

3.  Fair value measurements (continued)

	Assets at fair value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds
Large value	$46,293,926	$-	$-	$46,293,926
Intermediate term bond	35,086,217	-	-	35,086,217
Large growth	36,955,697	-	-	36,955,697
Foreign large blend	38,798,681	-	-	38,798,681
Large blend	19,659,579	-	-	19,659,579
Small value	17,253,054	-	-	17,253,054
Small growth	9,236,054	-	-	9,236,054
Other	1,477,067	-	-	1,477,067
Total mutual funds	204,760,275	-	-	204,760,275

Common stocks
Finance	9,885,593	-	-	9,885,593
Other	1,884,543	-	-	1,884,543
Total common stocks	11,770,136	-	-	11,770,136

Unit investment trusts	675,974	-	-	675,974
Government obligations	-	15,655	-	15,655
Stable value fund	-	40,726,601	-	40,726,601
Total	$217,206,385	$40,742,256	$-	$257,948,641	*

*       Excludes certificates of deposit of $45,762 held under the self-directed brokerage accounts which are not subject to ASC 820.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

4.  Investments

Charles Schwab Trust Company, as trustee of the Plan, holds the Plan’s investments.

The following table presents balances for 2011 and 2010 for the Plan’s current investments. Investments that represent five percent or more of the Plan’s net assets and Employer Securities are separately identified.

	2011		2010
Investments at fair value as determined by:
Quoted Market price
Common stock
Alliance Data Systems Corporation	$14,689,414		$9,857,330
Other	2,662,379		1,912,806
Shares of registered investment companies
Dodge & Cox Stock Fund	48,766,417		46,222,324
Pimco Total Return Fund	45,063,280		35,086,217
John Hancock III Rainer Growth	39,529,207		-	*
American Funds EuroPacific Growth Fund	39,374,514		38,798,681
Vanguard Institutional Index Fund	17,843,665		16,474,677
Columbia Small Cap Value Fund	16,699,326		17,240,136
American Funds Growth Fund of America	-	*	36,936,621
Other	11,632,448		14,001,619
Unit investment trusts	584,177		675,974
	236,844,827		217,206,385
Estimated fair value
Units in common collective trust
Charles Schwab Stable Value Fund	46,234,110		40,726,601
Certificates of deposits and cash	8,000		45,762
Government obligations	15,241		15,655
	46,257,351		40,788,018
	$283,102,178		$257,994,403

*       Shown for comparative purposes only.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

4.  Investments (continued)

During 2011 and 2010, the Plan’s investments (including investments bought, sold, and held during each year) (depreciated) appreciated as follows:

	2011	2010
Shares of registered investment companies	$(11,252,979)	$19,127,244
Common stock	4,174,566	1,392,089
Common collective trust	1,761,353	909,952
Unit investment trust	(50,574)	(14,732)
Net (depreciation) appreciation	$(5,367,634)	$21,414,553

5.  Restrictions

The declaration of trust for the Charles Schwab Stable Value Fund (the “Fund”) contains the following restrictions:

a.	Upon notification from the Employer of its intention to totally or partially withdraw from the Fund, a waiting period of one year is required prior to liquidation.
b.	Upon a participant’s request for a distribution permitted under the terms of the Plan, the trustee of the Fund has up to thirty days to process the request.

As of December 31, 2011, the Employer has not requested a total or partial withdrawal.

6.  Tax status

The Plan obtained its latest determination letter on January 6, 2010, in which the Internal Revenue Service (“IRS”) stated that the Plan was designed in accordance with the applicable requirements of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Although the Plan has been amended since the version that the determination letter applies to, the Plan administration believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Accounting principles generally accepted in the United States of America require management responsible for the Plan to evaluate uncertain tax positions. The financial statement effect of a tax position is recognized when the position is more likely than not, based on the financial merits, to be sustained upon examination by the IRS. The Plan’s administrator has analyzed the tax positions, and has concluded that as of December 31, 2011, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan’s administrator believes it is no longer subject to income tax examination for years prior to 2008.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

7.  Plan administration

A committee comprised of members appointed by the board of directors of the Employer administers the Plan.

8.  Plan termination

Although the Employer has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time. The Employer has the right at any time, by action of its board of directors, to terminate the Plan subject to provisions of ERISA. Upon Plan termination or partial termination, participants will become fully vested in their accounts.

9.  Party-in-interest

As of December 31, 2011 and 2010, the Plan’s investment portfolio includes an investment in the common stock of Alliance Data Systems Corporation, a party-in-interest to the Plan.

The Plan has contracts with Schwab Retirement Plan Services Company, a third party administrator, and Charles Schwab Trust Company, trustee, both of which are affiliates of The Charles Schwab Corporation and receive fees for which the Plan is charged.

10.  Reconciliation of financial statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	2011	2010
Net assets available for benefits per the financial statements	$297,603,117	$265,134,870
Amounts allocated to withdrawing participants	(148,275)	(100,579)
Adjustments from fair value to contract value	319,040	1,024,988
Net assets available for benefits per Form 5500	$297,773,882	$266,059,279

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

10.  Reconciliation of financial statements to Form 5500 (continued)

The following is a reconciliation of benefit payments per the financial statements to Form 5500:

2011
Benefit payments per the financial statements	$21,261,306
Amount allocated to withdrawing participants
At December 31, 2011	148,275
At December 31, 2010	(100,579)
Reserves for defaulted loans
At December 31, 2011	(106,685)
At December 31, 2010	105,571
Benefit payments per Form 5500	$21,307,888

The following is a reconciliation of the net increase in net assets available for benefits per the financial statement to Form 5500:

2011
Net increase in net assets per the financial statements	$32,468,247
Change in amounts allocated to withdrawing participants	(47,696)
Change in adjustment from fair value to contract value	(705,948)
Net income per Form 5500	$31,714,603

11.  Subsequent events

Effective May 1, 2012, Wells Fargo Bank, N.A. became the new trustee of the Plan. In connection with this change, there was a total withdrawal from the Charles Schwab Stable Value Fund without any market value adjustment and the funds were transferred to the new trustee and reinvested at the direction of the participant.

Alliance Data Systems 401(k) and Retirement Savings Plan
EIN #13-3163498  Plan #001
Schedule G, Part III
Nonexempt Transactions
For the Year Ended December 31, 2011

(a) Identity of party involved		(b) Relationship to plan, employer, or other party-in-interest
ADS Alliance Data Systems, Inc.		Plan sponsor

(c) Description of transactions including maturity date, rate of interest, collateral, par or maturity value
During 2011, Plan sponsor improperly used $230,658 of revenue share to reduce their contributions. The Plan sponsor corrected this nonexempt transaction by reimbursing the Plan with interest of $3,301 in October 2011.

(d) Purchase price	(e) Selling price	(f) Lease rental	(g) Expenses incurred in connection with transaction
-	-	-	-

(h) Cost of asset	(i) Current value of asset	(j) Net gain or (loss) on each transaction
230,658	233,959	-

The notes to the financial statements are an integral part of this schedule.

Alliance Data Systems 401(k) and Retirement Savings Plan
EIN #13-3163498  Plan #001
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2011

(a)	(b)	(c)	(d) (1)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

*	Alliance Data Systems Corporation	Common stock – 141,462 shares		$14,689,414

	Dodge & Cox Stock Fund	Mutual fund – 479,796 shares		48,766,417

	Pimco Total Return Fund	Mutual fund – 4,145,656 shares		45,063,280

	John Hancock III Rainer Growth Fund	Mutual fund – 1,989,391 shares		39,529,207

	American Funds EuroPacific Growth Fund	Mutual fund – 1,119,867 shares		39,374,514

	Vanguard Institutional Index Fund	Mutual fund – 155,108 shares		17,843,665

	Columbia Small Cap Value Fund	Mutual fund – 1,248,081 shares		16,699,326

	Old Mutual Copper Rock Emerging Growth	Mutual fund – 874,735 shares		9,412,146

	Federated Capital Reserve	Mutual fund – 611 shares		271

*	Charles Schwab Stable Value Fund	Common collective trust – 2,285,537 units		46,234,110

	Self Directed Brokerage Accounts			5,489,828

*	Participant Loans	4.10% - 9.50%	-	5,786,313

*       Represents a party-in-interest.

(1)	Cost information omitted – investment is part of individual account plan that a participant or beneficiary directed with respect to assets allocated to his or her account.

The notes to the financial statements are an integral part of this schedule.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Date: June 28, 2012

ALLIANCE DATA SYSTEMS 401(k) AND RETIREMENT SAVINGS PLAN

By:	/S/ Karen Wald
Karen Wald
Senior Vice President, Corporate Affairs

INDEX TO EXHIBITS

Exhibit No.	Description

*23	Consent of Independent Registered Public Accounting Firm

*	filed herewith